18 January 2008

BAE Systems announces agreement to acquire Tenix Defence

BAE Systems has today entered into an agreement to acquire the companies comprising Tenix Defence, a leading Australian defence contractor, for up to A$775 million (£356 million) in cash.

Tenix Defence comprises four wholly owned businesses and two joint venture interests. Terms have been agreed to acquire the wholly owned business for A$686 million (£315 million). Subject to pre-emption rights not being exercised, the joint venture interests will form the remainder of the transaction. Tenix Defence divisions comprise:

- Tenix Land: a leading military vehicle supplier and provider of through life support to the Australian Defence Force with an additional presence in defence services

- Tenix Aerospace: a provider of systems integration, modification and support activities, including through-life support, across a number of major aircraft platforms

- Tenix Electronic Systems: an information and defence electronics business with capability in technology and subsystems development

- Tenix Marine: a leading provider of maritime acquisition and support programmes in Australia, New Zealand and the South East Asian region

The two joint ventures are RLM, with Lockheed Martin, which provides ongoing system upgrade, maintenance and support services for the Jindalee Operational Radar Network and Tenix Toll Defence Logistics, with Toll Logistics, which manages warehousing, engineering, distribution and maintenance activities for the Australian Defence Force.

Tenix Defence will be integrated with the operations of BAE Systems Australia, headquartered in Adelaide.

The acquisition of Tenix Defence more than doubles BAE Systems' presence in Australia making it the largest in-country defence supplier to the Australian Defence Force. With over 5,500 people and annual sales of over A$1.2 billion (£550 million) the company will deliver enhanced capabilities in the Land, Sea, Air and Joint domains. The organisations are an excellent fit and have largely complementary programmes and capabilities.

The acquisition of Tenix Defence is a significant step in the implementation of BAE Systems' strategy to develop as the premier global defence and aerospace company. Australia is one of BAE Systems' six home markets and has attractive prospects arising from the Australian Government's commitment to increase defence spending by 3% per annum in real terms until 2015-16 and its preference to maintain a strong national defence capability.

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For the twelve month period ended 30 June 2007, Tenix Defence generated proforma EBITDA of A$56 million (£26 million) on sales of A$699 million (£321 million).

The proposed acquisition is expected to deliver a return in excess of BAE Systems' cost of capital in the first full year following the proposed acquisition.

Commenting on the proposed acquisition, Mike Turner, Chief Executive of BAE Systems, said: "I am delighted that we have agreed to acquire Tenix Defence, which will transform our business in Australia."

Jim McDowell, Chief Executive of BAE Systems Australia, added: "This transaction significantly enhances the depth and breadth of our capabilities in Australia and adds a major naval business to our portfolio and significantly increases our land capability. The combination of the two companies will enable us better to equip and support the Australian Defence Force for many years to come."

The purchase consideration is subject to customary post completion adjustments. Completion is conditional upon certain regulatory clearances, other third party consents and final verification of certain matters and is expected in the first half of 2008.

BAE Systems has been advised in this transaction by Lehman Brothers.

Notes
All numbers included in this announcement assume that the joint ventures form part of the transaction.

An exchange rate of £1 : A$2.18 has been applied in this announcement.

Issued by:
BAE Systems plc
London

END